Exhibit 99.1

Press Release	September 15, 2016

CNOVA N.V.

Publishes Notice for Extraordinary General Meeting

AMSTERDAM, September 15, 2016, 23:00 CEST - Cnova N.V. (NASDAQ and Euronext Paris: CNV; ISIN: NL0010949392) (“Cnova” or the “Company”) today published the notice of its Extraordinary General Meeting of Shareholders (the “EGM”) on Cnova’s website at www.cnova.com. The EGM is to be held on Thursday, October 27, 2016, at 14:00 CEST, at the Hilton Amsterdam Airport Schiphol Hotel, located at Schiphol Boulevard 701, 1118BN, in Schiphol, the Netherlands. As discussed further in the notice and the shareholders’ circular relating to the EGM, the EGM is being called to submit to a vote of Cnova’s shareholders, in addition to other agenda items, certain resolutions related to the reorganization (the “Reorganization”) of Company’s Brazilian subsidiary, Cnova Comércio Eletrônico  S.A. (“Cnova Brazil”), within Via Varejo S.A. (“Via Varejo”). Via Varejo’s minority shareholders approved the Reorganization on September 12, 2016. As previously disclosed, pursuant to the proposed Reorganization as subject to Cnova shareholder approval, Via Varejo will become the owner of substantially all the assets and liabilities of Cnova Brazil and cease to hold any Company ordinary shares. In exchange for all of its ownership interest in Cnova Brazil, Cnova will receive approximately 97 million of its own ordinary shares currently held by Via Varejo (representing approximately 22% of its share capital) and cash consideration of USD 5 million, subject to customary adjustment at closing.  In addition, if the Reorganization is duly approved, Cnova will receive the repayment of a shareholder loan granted by Cnova to Cnova Brazil, valued at USD 157 million as of end of July 2016.

The notice of the EGM, the shareholders’ circular and the forms of proxy cards for the EGM are available at Cnova’s website at www.cnova.com and will also be furnished to the U.S. Securities and Exchange Commission (the “SEC”) on a report of foreign private issuer on Form 6-K (the “Form 6-K”). The Form 6-K will be available for viewing on the SEC’s website at www.sec.gov.

Cnova also today filed a revised Transaction Statement on Schedule 13E-3 with the SEC in connection with the Reorganization.

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Cnova Investor Relations Contact:	Media Contact:
Cnova N.V.	Cnova N.V.
Head of Investor Relations	Head of Communications
+31 20 795 06 71	+ 31 20 795 06 76
investor@cnova.com	directiondelacommunication@cnovagroup.com

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About Cnova N.V.

Cnova N.V., one of the world’s largest e-Commerce companies, serves 14 million active customers via state-of-the-art e-tail websites: Cdiscount in France, Brazil and the Ivory Coast; Extra.com.br, Pontofrio.com and Casasbahia.com.br in Brazil. Cnova N.V.’s product offering of close to 37 million items provides its clients with a wide variety of very competitively priced goods, several fast and customer-convenient delivery options as well as practical payment solutions. Cnova N.V. is part of Groupe Casino, a global diversified retailer. Cnova N.V.’s news releases are available at www.cnova.com. Information available on, or accessible through, the sites referenced above is not part of this press release.

This press release contains regulated information (gereglementeerde informatie) within the meaning of the Dutch Financial Supervision Act (Wet op het financieel toezicht) which must be made publicly available pursuant to Dutch and French law. This press release is intended for information purposes only.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements may generally be identified by words like “anticipate,” “assume,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “future,” “will,” “seek” and similar terms or phrases.  Examples of forward-looking statements include, but are not limited to, statements made herein regarding the possibility, timing and other terms and conditions of the proposed transaction described herein and the related offer by the Company’s controlling shareholder Casino, Guichard-Perrachon (“Casino”) for the outstanding shares of Cnova.  The forward-looking statements contained in this press release are based on management’s current expectations, which are subject to uncertainty, risks and changes in circumstances that are difficult to predict and many of which are outside of Cnova’s control. Important factors that could cause Cnova’s actual results to differ materially from those indicated in the forward-looking statements include, among others: the ability to obtain required shareholder approvals for closing of the Reorganization described herein; the ability to complete the Reorganization and other transactions discussed herein and the timing of completion of the Reorganization and such other transactions; the effect of the announcement of the Reorganization on the ability of the Company to retain and hire key personnel, maintain relationships with its customers and suppliers, and maintain its operating results and business generally; the outcome of any legal proceedings that may be instituted against the Company and others relating to the Reorganization Agreement, dated as of August 8, 2016, between Cnova Brazil, Via Varejo and Cnova (the “Reorganization Agreement”); the occurrence of any other event, change or other circumstance that could give rise to the termination of the Reorganization Agreement; changes in global, national, regional or local economic, business, competitive, market or regulatory conditions; and other factors discussed under the heading “Risk Factors” in the U.S. Annual Report on the Form 20-F for the year ended December 31, 2015  filed with the SEC on July 22, 2016 and other documents filed with or furnished to the SEC. Any forward-looking statements made in this press release speak only as of the date hereof. Factors or events that could cause Cnova’s actual results to differ from the statements contained herein may emerge from time to time, and it is not possible for Cnova to predict all of them. Except as required by law, Cnova undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future developments or otherwise.

Important Information for Investors and Security Holders

This press release is neither an offer to purchase nor a solicitation of an offer to sell securities.  Investors are advised to read Casino’s tender offer statement if and when it becomes available because it will contain important information.

The potential tender offer for Cnova’s outstanding ordinary shares, par value €0.05 per share, has not commenced and may never commence. If and when the offer is commenced, Casino will file a tender offer statement on Schedule TO with the SEC, Cnova will timely file a solicitation/recommendation statement on Schedule 14D-9, with respect to the offer, Casino will file a draft tender offer memorandum (projet de note d’information) with the French Autorité des marchés financiers (“AMF”)  and Cnova will timely file a draft memorandum in response (projet de note d’information en réponse) including the recommendation of its board of directors, with respect to the offer. Casino and Cnova intend to mail these documents to the shareholders of Cnova.  Any tender offer document and any document containing a recommendation with respect to the offer statement (including any offer to purchase, any related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before any decision is made with respect to any tender offer.  Those materials, as amended from time to time, will be made available to Cnova’s shareholders at no expense to them at www.cnova.com.  In addition, any tender offer materials and other documents that Casino and/or Cnova may file with the SEC and the AMF will be made available to all investors and shareholders of Cnova free of charge at www.groupe-casino.fr and www.cnova.com.  Unless otherwise required by law, all of those materials (and all other offer documents filed with the SEC and the AMF) will be available at no charge on the SEC’s website:  www.sec.gov and on the AMF’s website: www.amf-france.org.  Documents may also be obtained from Cnova upon written request to the Investor Relations Department, WTC Schiphol Airport, Tower D, 7th Floor, Schiphol Boulevard 273, 1118 BH Schiphol, The Netherlands, telephone number +31 20 795 06 71.